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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                                COSMOZ.COM, INC
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  221469 10 9
                                (CUSIP Number)

Check the following box to designate the rule pursuant to which this Schedule is filed:

   Rule 13d-1(b)
X  Rule 13d-1(c)- Passive Investors
   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 221469 10 9                 13G                      PAGE 2 OF 6 PAGES

1.  NAME OF REPORTING PERSONS

    CORWORTH INVESTMENT, INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    N/A

    (a)
    (b)

3.  SEC USE ONLY


4.  CITIZEN OR PLACE OF ORGANIZATION

    Turk nad Caicos Islands

Number of Shares Beneficially Owned By Each Reporting Person With:

5.  SOLE VOTING POWER

    7,356,117 COMMON STOCK

6.  SHARED VOTING POWER

    N/A

7.  SOLE DISPOSITION POWER

    7,356,117 COMMON STOCK

8.  SHARED DISPOSITION POWER

    N/A

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,356,117

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    11.60%

12. TYPE OF REPORTING PERSON*
    CO
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                                                          Date: January 25, 2000
                                                          Page 3 of 6 Pages

Item 1:     Security and Issuer

     1(a)   Name of Issuer

            Cosmoz.com, Imc.

     1(b)   Address of Issuer's Principal Executive Offices

            55 Hawthorne Street, Suite 550
            San Francisco, California  94105

Item 2:     Identity and Background

     2(a)   Name of person Filing

            Corworth Investments, Inc.

     2(b)   Address of Principal Business Office or, if none, Residence

            P.O. Box N1836 #B5
            Nassau, Bahamas

2(c) Citizenship/ Corporation organized

            Foreign

Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), the person filing is a: an investment adviser registered under Section 203 of the Investment Adviser Act of 1940.

     Corworth Investment, Inc. is filing Form 13G as a "Passive Investor". Corworth Investment, Inc. does not seek to acquire or influence "control" of the issuer.

Item 4: Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

4(a) Amount Beneficially Owned

     7,356,117 Common Stock

4(b) Percent of Class

     11.60%

4(c) Number of shares as to which the person has

 (i) Sole Power to vote or to direct the vote

     7,356,114 Common Stock (currently unregistered)
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 (ii)  Shared power to vote or to direct the vote

       NONE

 (iii) Sole power to dispose or to direct the disposition of

       7,356,114 Common Stock

 (iv)  Shared power to dispose or to direct the disposition of

       NONE


Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:  Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction:  Dissolution of a group requires a response to this item.

Not Applicable

Item 6:  Ownership of More than Five percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable


Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable
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Item 8:  Identification and Classification of Members of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity had Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10: Certification

The following certification shall be included if the statement is filed pursuant to Rule 13D-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  1/25/00                     Signature   /s/ Grace Pattugalan
                                                   ----------------

                                                   ----------------
                                                   Name/Title
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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.